UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

A.H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

Dealey D. Herndon

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Dealey D. Herndon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 218,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 218,357 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,357 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 18,357 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days.

This Amendment No. 2 to Schedule 13D (this “Statement”) is filed by Dealey D. Herndon, individually (the “Reporting Person”), with respect to shares of the Series B common stock, par value $0.01 per share (the “Series B Common Stock”), of A.H. Belo Corporation, a Delaware corporation (the “Issuer”). This Statement reports the following changes to the information previously disclosed in Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 23, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information:

This Statement reflects the following transactions:

•	acquisition of 25,926 shares of Series B Common Stock by the Reporting Person through the exercise of stock options held by the Reporting Person for $1.26 per share on March 7, 2016, which did not result in any change in beneficial ownership by the Reporting Person, and

•	dispositions of 100,000 and 25,926 shares of Series B Common Stock by the Reporting Person to Robert Decherd for $6.12 per share on March 8, 2016 and March 9, 2016, respectively.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information:

(a) As of the date of filing of this Statement, the Reporting Person beneficially owns 218,357 shares, representing approximately 9.0% of the Series B Common Stock based on the number of shares outstanding as of April 27, 2016, all of which shares are held directly by the Reporting Person (including 18,357 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof).

(b) As of the date of filing of this Statement, the Reporting Person has (i) the sole power to vote and sole dispositive power over 218,357 shares of the Series B Common Stock (includes 18,357 shares issuable pursuant to stock options presently exercisable or exercisable within 60 days of the date hereof).

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016	DEALEY D. HERNDON, individually

/s/ Dealey D. Herndon
Dealey D. Herndon